# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: ANGI INC., CIK 0001705110
CUSIP: 00183L201
Title of class of securities: CLASS A COMMON STOCK, PAR VALUE $0.001 PER SHARE
Address of issuer's principal executive offices: 3601 Walnut Street, Suite 700, Denver, Colorado (CO), 80205
Date of event which requires filing of this statement: 03/31/2025
Filed by CIK 0000927067
Persons authorized to receive notices and communications: Andrew J. Nussbaum, Esq., Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, New York (NY), 10019, (212) 403-1000

## Reporting persons
- BARRY DILLER (CIK 0000927067): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 470,781; shared voting power 898; sole dispositive power 3,357,304; shared dispositive power 898; aggregate amount beneficially owned 3,358,202 (6.8% of the class)
  Comment: Note to 13: Based on 49,538,076 shares of Angi Class A common stock outstanding as of March 31, 2025. See Item 5.

## Item 1. Security and Issuer
Title of class of securities: CLASS A COMMON STOCK, PAR VALUE $0.001 PER SHARE
Name of issuer: ANGI INC.
Address of issuer's principal executive offices: 3601 Walnut Street, Suite 700, Denver, Colorado (CO), 80205
Comment:
Introductory Note:

This Report on Schedule 13D is being filed by Barry Diller following the completion on March 31, 2025 of the spin-off by IAC Inc., a Delaware corporation ("IAC"), by means of a special dividend, of all of the shares of capital stock of Angi Inc., a Delaware corporation ("Angi"), then held by IAC to holders of IAC common stock, par value $0.0001 per share, and IAC Class B common stock, par value $0.0001 per share (the IAC common stock and IAC Class B common stock collectively, "IAC Stock"), as of the record date of March 25, 2025 (the "Spin-Off").

## Item 2. Identity and Background
Name of person filing: Barry Diller
Residence or business address: Mr. Diller's business address is c/o IAC 555 West 18th Street, New York, New York 10011.
Present principal occupation or employment: Mr. Diller is the Chairman and Senior Executive of IAC and the Chairman and Senior Executive of Expedia Group, Inc.
Criminal convictions in the last five years: During the last five years, Mr. Diller has not been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, Mr. Diller has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Mr. Diller is a United States citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: In connection with the completion of the Spin-Off on March 31, 2025, in respect of shares of IAC Stock owned as of the record date of March 25, 2025: (i) Mr. Diller and related entities received 3,357,304 shares of Angi Class A common stock, par value $0.001 per share ("Angi Class A common stock"), and (b) a family foundation received 898 shares of Angi Class A common stock.

## Item 4. Purpose of Transaction
Purpose of transaction:
Mr. Diller acquired beneficial ownership of the securities described in this Report on Schedule 13D in connection with the completion of the Spin-Off on March 31, 2025.

Depending on market conditions and other factors, Mr. Diller may from time to time: (i) purchase additional shares of Angi Class A common stock in the open market or in private transactions or (ii) sell or otherwise dispose of all or some of the shares of Angi Class A common stock described herein by public or private sale, gift, pledge or otherwise.

Subject to the foregoing, Mr. Diller does not have any current plans or proposals that relate to or would result in any of the actions set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

The information contained in Items 3 and 5 of this Report on Schedule 13D is hereby incorporated by reference herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As of the date of this Report, Mr. Diller beneficially owns:

(i) 470,781 shares of Angi Class A common stock held directly by Mr. Diller and/or through The Arrow 1999 Trust, dated September 16, 1999, as amended (the "Arrow Trust"), over which Mr. Diller has sole investment and voting power;

(ii) 2,585,358 shares of Angi Class A common stock held by trusts for the benefit of certain members of Mr. Diller's family (the "Descendants Trusts"), over which Mr. Diller has sole investment power and Diane Von Furstenberg, Mr. Diller's spouse, has sole voting power;

(iii) 301,165 shares of Angi Class A common stock held by a trust for the benefit of certain members of Mr. Diller's family (the "TALT Trust"), over which Alexander von Furstenberg, Mr. Diller's stepson, has sole investment and voting power, and over which Mr. Diller may be deemed to have the right to acquire investment power within 60 days as a result of his ability to designate a replacement for Mr. von Furstenberg as investment advisor; provided, however, that Mr. Diller may not act as the replacement investment advisor with respect to voting control over such securities; and

(iv) 898 shares of Angi Class A common stock held by a family foundation, as to which Mr. Diller has shared voting and investment power and as to which Mr. Diller disclaims beneficial ownership.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained in Item 5(a) of this Report on Schedule 13D is hereby incorporated by reference herein.
Transactions in the class effected during the past sixty days: Except as described herein, Mr. Diller has not effected any transactions in shares of Angi Class A common stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Except as described herein, no person other than Mr. Diller has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Angi Class A common stock beneficially owned by Mr. Diller.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Not applicable.

## Signatures
- BARRY DILLER: /s/ Barry Diller, Barry Diller (04/03/2025)